COASTAL PACIFIC ADDS FURTHER MANAGEMENT EXPERTISE

CALGARY, Alberta, February 2, 2011 - Coastal Pacific Mining Corp. (CPMCF) ("Coastal Pacific” or the “Company") www.coastalpacificminingcorp.com, is pleased to announce the appointment of Mr. Rick Walker, B.Sc, M.Sc., P.Geo, to the position of Chief Geologist, and as a Director of the Company.

Mr. Walker is an experienced consulting geologist with extensive field experience and proven organizational / management ability, having completed contracts with the Department of Indian and Northern Affairs (NWT) and the
Geological Survey of Canada, as well as considerable experience with junior to major resources companies active in Canada, the US and South America.  Mr. Walker has managed exploration programs for a diverse suite of possible commodities in a wide variety of settings. Experience in exploration programs for precious metals (predominantly gold), base metals (copper, lead, molybdenum and zinc), as well as industrial minerals (graphite, mica, dimension stone).  Additional major qualifications include:

•	Qualified Person under National Instrument 43-101

•	M.Sc. in geology with an emphasis in Structural Geology (1989)

•	Professional geologist registered with APEGBC (P.Geo.)

•	Over twenty years geological mapping experience in BC, AB, NWT, YT, NB, Montana and Brazil

•	Industry member of committee to develop first edition of B.C.’s Mineral Exploration Code

•	Past-President of the East Kootenay Chamber of Mines (EKCM) 1994 - 2006

•	Director of the BC and Yukon Chamber of Mines (now AMEBC) February, 1999 - 2004

•	Fellow of the Society of Economic Geologists (SEG)

•	President of Dynamic Exploration Ltd since 1996

Mr. Joe Bucci, President and CEO, comments “I am very pleased that Mr. Walker was able to take on a more comprehensive role with the Company.  Mr. Walker, through Dynamic Exploration Ltd., will continue to act on the Company’s behalf in providing direction and oversight for the Santa Rita planned Work program.  However, by also becoming part of the management team, Mr. Walker will be able to provide additional expertise in terms of new acquisition analysis, technical oversight, and project development planning.  Working together with Mr. Gibson, our VP of Exploration, the Company has further enhanced its ability to accelerate its development plans.”

About Coastal Pacific
Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will partner with companies having mineral properties to develop and produce. Currently the Company has option agreements in place for properties in Ontario, Canada and the Province of Huancavelica, Peru.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as currency for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Company Contact
Joseph Bucci, President
927 Drury Ave NE
Calgary, Alberta T2E 0M3
(403) 612-3001
joebucci@coastalpacificminingcorp.com

Investor Relations
Tony Collins
(877) 931-0110
info@coastalpacificminingcorp.com

CAUTIONARY NOTE:  Our mineral properties have reports that may use terms which are recognized and permitted under Canadian regulations.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

No statement in this release is to be construed as the Company representing that there are actual or potential reserves presently identified on the Property.

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.